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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Offering Statement

Name of issuer: VirZOOM, Inc.

Legal status of issuer:

Form: C Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: February 13, 2015

Physical address of issuer: 39 Stearns Street Unit 1, Waltham, MA 02453

Website of issuer: virzoom.com

Is there a co-issuer? No.

Name of intermediary through which the offering will be conducted: DealMaker

CIK number of intermediary: 0001872856

SEC file number of intermediary: 00870756

CRD number of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Activation Fees: Onboarding, Due Diligence and Asset Creation: $47,500; Monthly Subscription Fees: $2,000;

Usage Fees: 8.5% Cash Fees From All Proceeds; Marketing Services $10,000 Monthly; $250 monthly subscription fee for DealMaker Engage shareholder management portal; Fees for additional Transfer Agent services

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Target number of securities to be offered: 16,740
Price: $0.58 per share
Target offering amount: $10,000.48
Deadline to reach the target offering amount: June 5, 2024
Maximum offering amount: $4,666,670.15
Oversubscriptions accepted: Yes
If yes, disclose how oversubscriptions will be allocated: Pro-rata basis

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Total assets:	Most recent fiscal year-end: $87,868	Prior fiscal year-end: $143,337
Cash equivalents:	Most recent fiscal year-end: $42,931	Prior fiscal year-end: $93,243
Accounts received:	Most recent fiscal year-end: $12,627	Prior fiscal year-end: $17,975
Short term debt:	Most recent fiscal year-end: $179,120	Prior fiscal year-end: $111,578
Long term debt:	Most recent fiscal year-end: $1,453,400	Prior fiscal year-end: $658,400
Revenue:	Most recent fiscal year-end: $867,152	Prior fiscal year-end: $496,629
Cogs:	Most recent fiscal year-end: $193,480	Prior fiscal year-end: $174,270
Taxes paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Net income:	Most recent fiscal year-end: -$1,097,019	Prior fiscal year-end: -$1,843,836

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Legends

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The company will file a report with the Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

The company will file an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects.

An issuer must include in the XML-based portion of this Form : the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long -term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eric H. Janszen_____

(Issuer)

By

_____

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Michael W.G. Fix_____

(Signature)

_____

(Title)

_____

(Date)

THE COMPANY

1.   Name of issuer: <u>VirZOOM, Inc.</u>

ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer:

> • Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

> • Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

> • Not an investment company registered or required to be registered under the Investment Company Act of 1940.

> • Not eligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

> • Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).

> • Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? <u>No.</u>

DIRECTORS OF THE COMPANY

4. Provide information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: <u>Eric Janszen</u>

Eric Janszen's current primary role: <u>With the Issuer.</u>

Positions and offices currently held with the issuer:

> Position: <u>Co-Founder & CEO</u>

> Dates of Service: <u>April, 2015 - Present</u>

> Responsibilities: Oversight of all company functions, fundraising, and investor relations.

> Position: Founder & President

> Dates of Service: <u>March, 2015 - Present</u>

Responsibilities: Responsible for providing strategic direction and leadership for the organization: - Developing and implementing strategic plans to drive business growth and profitability - Overseeing all aspects of the company's operations, including finance, sales, marketing, and product development - Building and managing relationships with clients, partners, and other stakeholders - Identifying and pursuing new business opportunities and partnerships - Leading and managing the company's executive team - Raising capital and managing investor relationships - Ensuring that the company is compliant with all relevant laws and regulations - Communicating the company's vision, goals, and progress to internal and external stakeholders - Representing the company at industry events and conferences

Other business experience in the past three years:

Employer: mKues

Title: Chairman

Dates of Service: January, 2015 - Present

Responsibilities: Long-Term Vision, Strategic Planning, and Governance.

Name: Michael W.G. Fix

Positions and offices currently held with the issuer:

Position: Director, Investor, Advisor

Dates of Service: October, 2021 - Present

OFFICERS OF THE COMPANY

5. Provide information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jason Warburg

Jason Warburg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: June, 2019 - Present

Responsibilities: Leading the product development and management strategy

Name: Robert Collins

Robert Collins' current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: June, 2019 - Present

Responsibilities: Responsible for sales, marketing, and customer service, community development, social media, PR, and branding.

Other business experience in the past three years:

Employer: Boston Laser - Boston Eye Group

Title: Director of Operations

Dates of Service: August, 2012 - February, 2021

Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out of new locations.

Other business experience in the past three years:

Employer: Boston Laser - Boston Eye Group

Title: Director of Operations

Dates of Service: August, 2012 - May, 2021

Responsibilities: Responsible for staffing, training, day to day operations and IT project management. Projects include Hosting Migration, Maintaining and upgrading EHR, Rollout of new telecom system, ensuring meaningful use compliance, custom reporting, custom template design and acquisition and build out of new locations.

Name: Eric Malafeew

Eric Malafeew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CTO

Dates of Service: March, 2015 - Present

Responsibilities: Assess technology options for products and recommend optimal technologies to achieve product development goals. $180,000/year, Restricted stock 12%, Series Seed 0.82%, total 3.46% fully diluted.

VirZOOM currently has 8 full time employees, 4 of whom are represented as Directors and Officers above.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who

is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities,

calculated on the basis of voting power.

There are no beneficial owners with 20% or more of VirZOOM Inc voting Securities.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

VirZOOM, Inc. was organized as a C-corporation on February 13, 2015 under the laws of Delaware. VirZOOM is a patent-based Virtual Reality Exercise Game platform that combines fun, fitness, and Metaverse exploration all in one. Our elite ensemble of game designers and developers has shipped three generations of products since 2016. Our current subscription-based app has nearly 6k subscribers and over 740k installs on Meta Quest. Now we're developing our 4th gen products to reach a customer audience many times larger.

Our patent "Virtual Reality Exercise Game" (US20160300390) granted in 2019 enables the development of VR games in which the player uses body motion to locomote their avatar freely and continuously through virtual worlds in ways that result in exercise and also minimize locomotion discomfort. This makes it possible to develop VR games that are similar in function to sports in the real world.

As described in greater detail in the specification below, the patent application Virtual Reality Motion Control for the new VR motion controls delivers similar VR game design benefits as the granted patent. The specification describes a process for allowing VR users to locomote seamlessly and accurately through virtual worlds using their body position in the real world with minimal locomotion discomfort.

This disclosure describes, among other features, processes for intuitive virtual reality (VR) movement based on user positioning in combination with a dynamic graphical display. A VR device's displacement from a reference position is used to determine a velocity of a reference frame in a VR environment, correspondingly moving a perspective of the user in the VR environment. A graphical indicator tracks the perspective to remain presented (e.g., always, normally, etc.) to the user during navigation in the VR environment; the graphical indicator adapting dynamically to both VR device positioning and device orientation. Because the user has constant visual exposure to the graphical indicator, the user is provided with a more intuitive VR experience and can move more accurately and seamlessly in the VR environment. Moreover, the graphical indicator provides the user with a mental linkage between the VR environment and the user's real-world state, helping to reduce VR sickness.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series A Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series A Preferred shares in the amount of up to $1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage for our new VR apps and games based on our novel new VR motion controls, in cooperation with a major VR platform maker. We have only developed prototypes for our games, to be marketed initially as a proof-of-concept app called Motion Lab on the VR content store Apps Lab. Delays or cost overruns in the development of Motion Lab and failure of the product to meet design goals may be caused by, among other things, unanticipated technological hurdles, difficulties in securing needed development resources, changes in priorities by the VR platform maker that is supporting the project. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series A Preferred shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that the Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our new products will address a far larger available Meta Quest user market than our current products. Previously our addressable market was constrained to Quest users with both a Quest headset and a stationary bike, estimated at 1% of Quest users. Our growth projections for our new products are based on an assumption that the available market for our new products will be many times larger, as our new products will be accessible to 100% of Quest users. However, there is no guarantee that our new apps and games will deliver substantially similar unit economics as our previous products. The new products may exhibit a low conversion rate, high churn rate, low retention rate, and other factors that limit revenue. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in competing effectively against us, even with substantially inferior products than those developed by us. There can be no assurance that competitors will not develop technology or products that are preferred to ours. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market of VR Fitness consumers, we do compete against all other non-VR fitness solutions. Our business growth depends on the market interest in the VR Fitness over other fitness solutions.

We are an early stage company and have not yet generated any profits

VirZOOM, Inc. was formed on February 13, 2015. While the Company has over the following nine years accumulated significant VR technology, market and customer knowledge, the Company has also had to make significant product, pricing, and sales channel adaptations as the VR industry evolved. Our current and proposed operations are subject to all business risks associated with a new enterprise operating in a new and rapidly evolving industry. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VirZOOM, Inc. has incurred a net loss and has generated less than $3M in revenue since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect effectively

One of the Company's most valuable assets is its intellectual property. The Company owns one granted patent, one provisional patent, one trademark, three Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. To date, competitors have respected our IP rights and avoided infringement on our granted patent. However, due to the value, competitors may at some point in the future attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

In addition to a patent granted in 2019, the company filed a related patent in 2022. While the new provisional patent includes some elements of the previously granted patent, and every reasonable measure was taken to determine the novelty of the invention, there is no guarantee that the patent application will be approved and a patent granted. The invention may be invalidated by prior art or competitors may invent alternative methods to achieve similar results.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering in 2024 is to finance the ongoing maintenance and marketing of our *VZfit* product, development to full commercial launch and marketing of our new *FLY* product on multiple VR platforms, and development of our next generation novel VR motion products, the first of which we call *New Game X* in 2025, to be followed by a series of games that incorporate our unique design model.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until $10,000.48 (the "Target Offering Amount"), which includes an Investor Processing Fee of 3%, has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to June 5, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Investors will be required to pay an Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

10. How does the issuer intend to use the proceeds of this offering?


VirZOOM 2-Year Business Plan Summary 2024 - 2025
Use of Proceeds from Series A Raise


If the maximum amount of the offering is raised:

- **Funding:** We hope that our Series A round will raise the maximum of $4,666,670.15, which includes an Investor Transaction Fee of 3% for each transaction. We can use funds raised to accelerate hiring and product development, and increase marketing spending to create greater awareness and reinforce branding to accelerate revenue growth. We intend to follow the planned Series A raise round with larger subsequent Series B and C rounds to fund the 6-year plan, with subsequent rounds following within a few months after completion of the close of a previous round to maintain fundraising and growth momentum.

- **Cash:** The plan is designed to allow the company to accumulate approximately $1M cash balance to give the company a minimum 12- to 18-month runway at planned expense levels without expense reductions to account for short-term economic and market uncertainties. The Series A raise will support all working capital needs (listed below) during the time while the Company continues its path to profitability through its revenue growth opportunities as detailed at the bottom of this section.

- **Product:** In 2024 development and marketing resources will be focused on *FLY* with *VZfit* placed in maintenance mode with minimal updates. The plan includes some hiring in the latter part of the year for key positions that support all products, including art, QA, and community management hires. In 2025, focus will shift to *New Game X* version 1 is to ship by the end of 2025 for the holiday sales season starting in December. *New Game X* is the first vSport of up to 24 to be developed between 2025 and 2030, as laid out in the 6-Year Business Plan. (Note that it may not be necessary to develop all 24 vSports in order to achieve long-term revenue goals. One or more of the vSports may prove especially popular, in which case we will focus development and marketing resources on that product to maximize revenue potential before embarking on additional new vSports.)

- **Spending:** The company will continue to invest heavily in engineering to expand its technology and product leadership, with engineering comprising 43% of projected expenses in 2024 and 54% in 2025. Marketing is 28% of spending in both 2024 and 26% in 2025. This represents a significant increase over previous years, such as in 2023 when Marketing expenses were 4% of the total. The increase is largely due to the $30,000 in monthly fees for DealMaker Reach services, which will serve the dual purpose of marketing the Series A round to investors and building the VirZOOM customer community. Customer Success is forecast at 12% for 2024 and 10% for 2025, and G&A at 17% for 2024 and 10% for 2025. VirZOOM products are sold and distributed via the Meta Quest store.

- **Outsourcing:** Development of one-off products such as a *VZfit* app for iOS and Android that are not integral to our core products will be outsourced. Specialized skills like audio engineering that are only needed for a portion of an initial product development cycle and not ongoing development will also be outsourced. Additional FTE will only be hired in cases where full time employed team members are needed for continuity, retention of institutional knowledge, and protection of IP and trade secrets.

- **EBITDA:** The company will operate cash flow negative over the 2024 - 2025 to fund growth. The plan is focused on investing proceeds from the offering to build the team and products to position the company to operate profitability in 2026, with cash flow positive operations targeted for Q1 2026.

- We have ported *FLY* to Apple Vision Pro and plan to launch on the Apple Vision Pro store by Q3 2024 and later to Samsung and Sony MR platforms when they ship in 2025, as announced by those vendors. Unit sales volume for these new MR platforms have not yet been established so we cannot reasonably project sales volumes; revenue from sales of VirZOOM products on these additional platforms is not included in the plan. The plan will be updated later once sales volumes of these platforms are established.

- **Future Funding:** We intend to follow the planned Series A raise round with larger subsequent Series B and C rounds via DealMaker to fund the 6-year plan. We intend to begin subsequent rounds within a few months after completion of the close of a previous round to maintain fundraising and growth momentum.

See "VirZOOM 2-Year Financial Plan 2024 - 2025.pdf" and "00.VirZOOM Model 2.2 (2024_0322) 2024 - 2025.xlsx" financial model for details.

If the minimum amount of the offering is raised:

If only the minimum is raised the company will continue operations in line with historical metrics. Development resources will be focused on *FLY* with *VZfit* placed in maintenance mode with minimal updates. Staffing will remain at the current level. Marketing spending will also remain at historical 4% levels, Engineering at 48%, Marketing at 4%, Customer Success at 15% and G&A at 33%. Growth will be slow, and additional outside capital will be needed to fund expenses net of revenue.

Funds allocation for Maximum and Minimum raise scenarios

Maximum Raise	2024	2025	Minimum Raise	2024-2025
Marketing	28%	26%	Marketing	4%
Engineering	43%	54%	Engineering	48%
Customer Success	12%	10%	Customer Success	15%
G&A	17%	10%	G&A	33%

11. Testing the Waters and Transaction Completion

(a) The company has been conducting a TTW campaign since January 2024 solely via the following TTW landing page: http://virzoom.com/own-it/

(b) The company as the issuer will complete transactions and deliver securities to the investors through the DealMaker platform, Engage Premium Services, which include the issuance of securities by DealMaker Transfer Agent.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Perks and Bonuses

Current Shareholders: If you currently hold VirZOOM shares, you are eligible for a 10% bonus in shares.

Investment Amount: The more you invest, the more bonus shares you receive:

Investment Level	Bonus Shares*
$1,000 (min)	0% Bonus Shares
$5,000	5% Bonus Shares
$10,000	15% Bonus Shares
$25,000+	20% Bonus Shares

Early Investment: Investing earlier in the round can also earn you more bonus shares:

Month of Investment	Bonus Shares*
May '24	20% Bonus Shares
June '24	15% Bonus Shares
July '24	10% Bonus Shares
August '24	5% Bonus Shares
September '24	0% Bonus Shares

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the final day of the month listed (03:59 am Coordinated Universal Time ("UTC") on the 1st day of the next month).The next monthly period begins on the end of the previous monthly period, until the final month, which will end on the last day of the month at 11:59 pm EDT (03:59 am UTC on the 1st day of the next month).

It's VirZoom, Inc. ("VirZoom", the "Company," "we," "us", or "our"), is offering a minimum amount of $10,000.48 (the "Target Offering Amount") and up to a maximum amount of $4,666,670.15 (the "Maximum Offering Amount") of Series A-9 Preferred Stock (the "Securities"), at a purchase price of $0.58 per share (plus a 3% investor processing fee on each transaction) on a contingency basis as described in this Form C (this "Offering"). The minimum investment for this Offering is $1,000.05, which includes the 3% investor transaction fee.

Series A-9 Preferred Stock

The amount of securities authorized is 8,620,690 with a total of zero shares outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Material Rights

Dividend Rights

Holders of Series A-4 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-4 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-4 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-4 shares have certain dilution protections. See Exhibit F for complete information.

14. Do the securities offered have voting rights?

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

15. Are there any limitations on any voting or other rights identified above?

No

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered can be modified by a majority vote of shareholders.

Restrictions on Transfer of the Securities Being Offered

For a year, the securities can only be resold:

  (1) In an IPO;
  (2) To the company;
  (3) To an accredited investor; and
  (4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, VirZOOM 2022 Convertible Note, and 2023 Line of Credit Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,861,134 of Series A-5 Preferred Stock.

Common Stock

The amount of security authorized is 114,420,474 with a total of 7,404,009 shares outstanding, 11,400,000 common options issued and 5,779,600 ungranted plan shares.

Voting Rights: One Vote Per Share

Material Rights:

Subject to the terms hereof and the terms of the Stockholders Agreement, the Grantee shall have all the rights of a stockholder with respect to the Unvested Shares while they are held in escrow, including without limitation, the right to vote such Unvested Shares.

Series Seed 1 Preferred Stock

The amount of security authorized is 35,307,476 with a total of 33,933,503 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 2 Preferred Stock

The amount of security authorized is 12,311,249 with a total of 12,311,249 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Dividend Rights

Holders of Series Seed 2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 2 shares have certain dilution protections. See Exhibit F for complete information.

Series Seed 3 Preferred Stock

The amount of security authorized is 5,220,444 with a total of 4,723,843 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Dividend Rights

Holders of Series Seed 1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series Seed 1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series Seed 1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series Seed 1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 2,192,493 with a total of 2,192,493 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-1 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-1 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-1 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-1 shares have certain dilution protections. See Exhibit F for complete information.

Series A-2 Preferred Stock

The amount of security authorized is 5,245,667 with a total of 5,231,236 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-2 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-2 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-2 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-2 shares have certain dilution protections. See Exhibit F for complete information.

Series A-3 Preferred Stock

The amount of security authorized is 3,138,395 with a total of 3,138,395 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-3 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-3 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-3 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-3 shares have certain dilution protections. See Exhibit F for complete information.

Series A-4 Preferred Stock

The amount of security authorized is 2,348,618 with a total of 2,341,618 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-4 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-4 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-4 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-4 shares have certain dilution protections. See Exhibit F for complete information.

Series A-5 Preferred Stock

The amount of security authorized is 3,837,147 with a total of 3,837,147 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-5 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-5 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-5 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-5 shares have certain dilution protections. See Exhibit F for complete information.

Series A-6 Preferred Stock

The amount of security authorized is 7,950,196 with a total of 7,950,196 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-6 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-6 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-6 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-6 shares have certain dilution protections. See Exhibit F for complete information.

Series A-7 Preferred Stock

The amount of security authorized is 2,657,733 with a total of 2,657,733 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-7 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-7 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-7 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-7 shares have certain dilution protections. See Exhibit F for complete information.

Series A-8 Preferred Stock

The amount of security authorized is 2,898,762 with a total of 2,898,762 outstanding.

Voting Rights

Series A shares do not have voting rights. However the shares are convertible into Common Stock that does have voting rights. See exhibit F for additional information.

Dividend Rights

Holders of Series A-8 shares have certain dividend rights. See Exhibit F for complete information.

Liquidation Rights

Holders of Series A-8 shares have certain liquidation rights. See Exhibit F for complete information.

Conversion Rights

Holders of Series A-8 shares have certain conversion rights. See Exhibit F for complete information.

Dilution Protection

Holders of Series A-8 shares have certain dilution protections. See Exhibit F for complete information.

18. How may the rights of the securities being offered by materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of rights held by the principal shareholders identified in Question 6 above cannot materially affect the purchasers of the securities being offered.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Valuation: $61.36M

The company's valuation for the offering is set at $61.36M, 28% higher than the previous $48M offering valuation to reflect the increase in enterprise value since the previous offering produced by the following subsequent developments:

Receipt of $375,000 development grant from Meta in 2023 for the development of a new version of the company's *VZfit* product, which was launched in November 2023. Total revenues in 2023 were 75% higher than in 2022 when the previous valuation of $48M was set.

Development and launch of a new product, *Fly*, which was launched in December 2023, and the additional revenue stream that the new product has produced.

Expansion platforms for the company's products from Meta Quest to Apple Vision Pro and others starting in 2024,

A new patent, the application of which was published March 2023, will enable the company to develop high value, patent protected products starting in 2024 with the launch of FLY on the Meta Quest to Apple Vision Pro stores.

We believe that increasing revenue streams from a single product on a single platform to multiple products on multiple platforms and an expanded patent portfolio justifies a 28% increase in valuation over the valuation established in the previous offering.

Valuation Details:

Market Growth & Trends

The company operates within the Gaming segment of the Virtual Reality industry. The global virtual reality in gaming market size was valued at USD 20.73 billion in 2022 and is anticipated to grow at a compound annual growth rate (CAGR) of 22.7% from 2023 to USD 106.5B by 2030. (Source: https://www.grandviewresearch.com/industry-analysis/virtual-reality-in-gaming-market)

Comparable Competitor Companies Valuation Method

VirZOOM does not have direct competitors. Its core patent has so far prevented other companies in the VR Fitness and Exercise segment from developing directly competitive VR Exercise Game products. As such, the company is establishing a new category of gaining. Nordictrack is an example of a company that attempted to create a product that competed with the company but was unsuccessful because the methods they developed to avoid infringing on the company's VR motion patent resulted in a product that was rejected by consumers; their VR motion controls work-around produced locomotion sickness and the product was withdrawn from the market. (See: *NordicTrack's VR Bike Is a Fun Workout (If You Don't Puke)* https://www.pcmag.com/news/nordictracks-vr-bike-is-a-fun-workout-if-you-dont-puke).

Within the exercise-related VR apps and games segment of the VR industry, the company competes indirectly with VR Fitness app and gaming companies like Within and FitXR in the VR Fitness and so-called ·exercise by accident" companies like Beat Games. The company makes a different kind of exercise-related VR product, the VR Exercise Game and the technology it employs to make them goes under the same name, VR Exercise Game.

Within, a company in the VR Fitness segment that sells the popular Meta Quest app *Supernatural*, was acquired by Meta for over $400M in 2023, or for approximately 7x the $61.36M valuation for the company's current offering. While Within's ARR is unknown, it is estimated at $4M or 7x the company's 2023 ARR. This puts the company's $61.36M valuation in line with the price that Meta paid for *Within* on an ARR proportioned basis.

VirZOOM, unlike all other developers in the VR Fitness and Exercise segment of VR Gaming, is a technology-centric game developer. Product revenues generated to date result from sales of VR Exercise Games that employ our patented technology, both through direct sales and through various VR content stores like the Meta Quest Store. Within does not possess differentiating IP and there are several other direct competitors like FitXR with substantially similar products.

SaaS Valuation Calculator Valuation Method

We are using a conservative estimate to set our valuation here. If the company grows *VZfit* ARR by only 6x in the first year as a result of reaching a market that is approximately 100x larger in 2025 than in 2023, ARR of $500K can increase to $3M. That represents 600% annual ARR growth. According to his Saas valuation calculator (https://saasvaluation.leaddoubler.com) the company's valuation is then in excess of $47,895,000. If the additional revenue stream produced by FLY on two platforms, Meta Quest and Apple Vision Pro, increases ARR growth of $5M ARR, the valuation would be north of $77M based on the Saas calculator.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority holder in Series A preferred shares in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own ,viii go down, even though the value of the company n1ay go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowd funding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Repurchase of securities

If the company repurchases shares, there may be fewer opportunities for you to sell your shares at a premium in the future, especially in a private company with limited liquidity.

Sale of the company or of assets of the company

A sale of the entire company or its major assets could result in a loss of control over the company's direction and future strategy. If the sale involves receiving shares in the acquiring company, the value of those shares might be uncertain, or less than the price you paid.

Transactions with Related Parties

Transactions with entities related to the company's management or major shareholders could involve unfair terms that benefit the controlling party at the expense of minority shareholders. These transactions might not be conducted at arm's length (fair market value).

24. Describe the material terms of any indebtedness of the issuer:

Creditor   Michael Keplinger

Amount Owed $59,088

Interest Rate   20.0%

Maturity Date   December 31, 2023

Creditor   Raj Pisupati

Amount Owed $85,009

Interest Rate   1.31%

Maturity Date   June 30, 2023

Creditor   Eric Janszen

Amount Owed $1,077,125

Interest Rate   0.0%

Maturity Date   December 31, 2025

   The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017. The balance of executive compensation due to Eric Janszen totaled $$1,077,125.41 as of 12/31/23. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Creditor   Eric Malafeew

Amount Owed $3,141.00

Interest Rate   0.0%

Maturity Date   December 31, 2025

   Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022

25. What other exempt offerings has the issuer conducted within the past three years?

2020 SAFE

   Type of security sold: SAFE

   Final amount sold: $945,106

   Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing

   Date: July 2020-April 2021

   Offering exemption relied upon: Section 4(a)(2)

2021 NPA

   Type of security sold: Convertible Note

   Final amount sold: $580,000

   Use of proceeds: Funding growth operations; Ongoing VZfit dev and marketing

   Date: April 2021-September 2021

   Offering exemption relied upon: Section 4(a)(2)

Pref A Wefunder

   Type of security sold: Preferred Shares

   Final amount sold: $1,380,796

Use of proceeds: Operations & Continued Game Development

Date: October 2021-August 2022

Offering exemption relied upon: Reg CF

2022 NPA

Type of security sold: Convertible Note

Final amount sold: $680,000

Use of proceeds: Bridge Round to Series A1 StartEngine (VZfit 2.0 dev, VZfit 3.0 grant prep materials, motion controls dev and patent filing, Motion Lab grant prep materials)

Date: July 2022-February 2023

Offering exemption relied upon: Section 4(a)(2)

Pref A StartEngine

Type of security sold: Preferred Shares

Final amount sold: $139,545

Use of proceeds: Operations & Continued Game Development

Date: March 2023-July 2023

Offering exemption relied upon: Reg CF

2023 NPA/LOC

Type of security sold: Convertible Note

Final amount sold: $250,000

Use of proceeds: Operations & Continued Game Development

Date: August 2023-May 2023

Offering exemption relied upon: Section 4(a)(2)

2023 NPA

Type of security sold: Convertible Note

Final amount sold: $505,000

Use of proceeds: Operations & Game Development

Date: August 2023-January 2024

Offering exemption relied upon: Section 4(a)(2)

2023 NPA-Expansion

  Type of security sold: Convertible Note

  Final amount sold: $500,000

  Use of proceeds: Operations & Continued Game Development

  Date: January 2024-April 2024

  Offering exemption relied upon: Section 4(a)(2)

Related Party Transactions

Name of Entity: Eric Janszen

Relationship to Company: Director

Nature / amount of interest in the transaction: The Company owes one of its board members, Eric Janszen, deferred compensation which was accrued since 2017.

Material Terms: The balance of executive compensation due to Eric Janszen totaled $1,077,125 as of Dec 31, 2023. These dues are to be paid by the Company once sufficient cashflows exist to cover the aforementioned balance and upon shareholder approval.

Name of Entity: Eric Malafeew

Relationship to Company: Officer

Nature / amount of interest in the transaction: Company has an employee receivable from Eric Malafeew in the amount of $3,141 for the year ending December 31, 2022

Material Terms: $3,141

Name of Entity: Eric Janszen

Relationship to Company: Director

Nature / amount of interest in the transaction:

Invested an additional $25,000 into Convertible Notes in 2023

Material Terms: 8% and have a maturity in 2024

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

      (3) **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      (4) **any immediate family member of any of the foregoing persons.**

No.

27. Does the issuer have an operating history?

Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Liquidity and Capital Resources

As of May 3, 2024 the Company has capital resources available in the form of $159,000 cash on hand and a minimum of $40,000 in monthly income from sales of VZfit and FLY on the Meta Quest store.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to finance company operations, including the development of *FLY* for launch on the Meta Quest store and Apple Vision Pro store. The company will rely on funds raised from DealMaker offering to finance approximately 66% of company operations until early 2025 when revenue from sales of VZfit on the Meta Quest store and FLY on both Meta Quest store and Apple Vision Pro store will generate sufficient revenue to fully finance operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company until revenue from sales of VZfit on the Meta Quest store and FLY on both Meta Quest store and Apple Vision Pro store will generate sufficient revenue to fully finance operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, and does not receive funds from other sources, we anticipate the Company will be able to operate for 3 months. This is based on an anticipated monthly burn rate of $150,000 for expenses related to Engineering comprising 43% of projected expenses in 2024 and 54% in 2025, Marketing is 28% of spending in both 2024 and 26% in 2025. Customer Success is forecast at 12% for 2024 and 10% for 2025, and G&A at 17% for 2024 and 10% for 2025. VirZOOM products are sold and distributed via the Meta Quest store and FLY will additionally be sold via the Apple Vision Pro store.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on an anticipated monthly burn rate of $150,000 for expenses related to Engineering comprising 43% of projected expenses in 2024 and 54% in 2025, Marketing is 28% of spending in both 2024 and 26% in 2025. Customer Success is forecast at 12% for 2024 and 10% for 2025, and G&A at 17% for 2024 and 10% for 2025. VirZOOM products are sold and distributed via the Meta Quest store and FLY will additionally be sold via the Apple Vision Pro store.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc ...)

Currently, the Company has contemplated additional future sources of capital including additional sales of convertible notes. If funds raised through this campaign are insufficient to fund our business plan we may pursue a concurrent RegD Convertible Note offering.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial statements of the Company are available that have been audited by a public accountant that is independent of the Company. Financial statements with a signed audit report including reviewed financial statements are available for the year 2019, 2020, 2021, 2022, and 2023.

Circumstances which led to the performance of financial statements for the most recent fiscal year are summarized as follows:

Year ended December 31, 2022 compared to year ended December 31, 2023.

Revenue

Revenue for fiscal year 2023 was $867,152, 75% higher than fiscal year 2022 revenue of $496,629. Revenue growth was primarily due to a $375,000 non-dilutive development grant.

Cost of sales

Cost of sales in 2023 was $193,480 on revenues of $867,152 as compared to $174,270 on revenues of $496,629 in 2022. The increase is due to the fact that a larger proportion of sales were conducted through the Meta Quest store, which charges a 15% - 30% store fee versus direct sales via Stripe, which charges a lower transaction fee. In 2022, a larger proportion of sales were made directly at the lower fee.

Gross margins

Gross margins decreased from 65% in 2022 to 62% in 2023. This slight decrease resulted from the higher proportion of Meta Quest store sales to which the store fee was applied versus direct sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses.

Expenses in 2022 totaled $2,034,103, of which $1,857,045 were General & Administrative expenses and $177,057 were Sales and Marketing expenses.

Expenses in 2023 totaled $1,943,745, essentially flat as compared to 2022, of which $1,891,124 were General & Administrative expenses and $52,621 were Sales and Marketing expenses.

Historical results and cash flows:

The Company is preparing to enter a new growth phase and is expected to experience a significant increase in revenue from sales of new products on multiple VR platforms starting in 2024. The Company launched VZfit 3.0: Ring Racer 3.0 in November 2023. VZfit 3.0 was the result of a grant funded development project. A grant in the amount of $375k was awarded to the company to partially fund the project. The company soon thereafter launched a new product, Fly, in a limited release in December. A full Fly launch is planned for multiple VR platforms in 2024. Further increasing our revenue opportunity relative to the past, revenue was primarily generated previously through sales of our VZfit product to the relatively small consumer audience of VR users who owned both a headset and also fitness equipment to use the exercise apps, estimated at 5% of the VR TAM. Fly can be used by any consumer with any supported VR headset, such as any of the estimated 20 million Meta Quest 2 and 3 owners. Finally, we have engaged a marketing firm to increase awareness and sales. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will be selling multiple products on multiple platforms to a larger potential market with significantly higher marketing spending to reach larger customer audiences.

We expect that this additional revenue can potentially allow the company to reach profitability. However, the company intends to invest heavily in new product development and marketing to secure a strong leadership position in the growing VR market. The emphasis will be on growth for the foreseeable future.

30. Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company has filed a Form C-AR report electronically with the SEC annually.

The Company will continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section l 3(a) or Section 1 S(d) of the Exchange Act;

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.invest.virzoom.com Investing Process

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Value of the Company's Assets

VirZOOM is the only VR gaming company we are aware of that uses patented and patent pending VR motion technologies in game development, specifically to motivate consumers to get the regular exercise they know they need but otherwise lack the motivation to get. These give the company an IP protected advantage with respect to developing VR games that address one of if not the largest problems in the VR gaming industry, moving continuously through VR worlds in ways that are similar to the physical world without inducing locomotion discomfort. The free movement qualities of games that we can create using our "VR Exercise Game" patent is branded with our registered trademark and tagline, "Virtual Reality that Moves You®".

The company filed a provisional patent on new VR motion technology (VR Motion Controls) that allows the company to bring the benefits of its VR Exercise Games to any VR user, without the dependency on fitness equipment for app use. The application was published in March 2024. Previously our VR motion tech and therefore the VR Exercise Games that the company commercialized were limited to VR users who also had exercise equipment. That subset of VR users is estimated at 2% - 5% of users. The company is currently working cooperatively with Meta to develop new games that use this new motion technology. As a first step, the company launched the first versions of these games on Meta Store Apps Lab as "MotionLabs" on March 1, 2023.

By eliminating the equipment dependency while retaining the value of the motion tech we can reach all Meta Quest users, or approximately 100x as many as we can with our currently shipping VZfit product.

Management's Prior Achievements & Success

The development team is composed of game programmers, designers, and artists who previously worked together on major successful titles like Guitar Hero ($18 rev), Rock Band ($28 rev), and Dance Central ($SOM) before joining VirZOOM. Their experience is directly relevant to the company's unique types ofVR Exercise Games. Past experience developing a new kind of game consisting of a specialized game controller (guitar) and games for it prepared the team to turn a stationary bike into a VR game controller for VR Exercise Games. Co-Founder & CTO Eric Malafeew's previous defense industry background in robotics informed VirZOOM product design decisions, as did his background in flight simulators when developing flight-based VR Exercise Games. His undergraduate and graduate degrees in mechanical engineering from Virginia Tech and MIT respectively provided the necessary expertise to invent and patent the company's novel VR motion controls, and apply these to commercial products.

Business Partnerships & Relationships

The company sells its VR Exercise games and apps under an Oculus Store Developers Agreement with Meta Reality Labs, the VR division of Meta Platforms. In 2023 the company received a $375,000 grant for the development of a new version of its VZfit app for the upcoming Meta Quest 3 that was launched in November 2023. In addition, the company partnered with Google in 2018 to develop an API for Google's Earth VR technology, and developed an app called FLY. Google made the API commercially available in mid- 2023, and shipped an early version of FLY for the Meta Quest 2 and 3 platforms in December 2023. The company is in discussions with Meta to launch FLY on the Meta Quest store in 2024, and has ported FLY to the Apple Vision Pro and plans to launch on the APV store in 2024.

32. Transaction Processing

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes

Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.